July 22, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

100 F Street, N.W.

Washington, D.C. 20549-0406

Attention: Anuja A. Majmudar, Attorney-Advisor

Re: CoJax Oil and Gas Corporation
Registration Statement on Form S-1
Filed June 24, 2021
File No. 333-257331

Dear Ms. Majmudar:

CoJax Oil and Gas Corporation (the “Company”) filed with the Securities and Exchange Commission (the "Commission") Amendment No. 1 to the registration statement on Form S-1, File No. 333-257331 (the "Amended Registration Statement") on July 20, 2021 in response to the Commission's comment, dated July 9, 2021 (the "Comment Letter”).

Registration Statement on Form S-1 Filed June 24, 2021

Cover Page

1. We note your disclosure that the Selling Stockholders may only sell their shares at a fixed price of $2.00 per share until your common stock is "quoted on the OTCQB or another public trading market otherwise develops.” Please revise here, and make corresponding changes elsewhere in the prospectus, to further specify that the Selling Stockholders will sell their shares at a fixed price until the shares are quoted on the OTC Bulletin Board, OTCQX or the OTCQB or until the shares are listed on a national securities exchange, at which time they may be sold at prevailing market prices or privately negotiated prices. In this regard, note that we do not consider quotation on the OTC Pink to be an established trading market for purposes of satisfying Item 501(b)(3) of Regulation S-K.

Response:  The Company acknowledges that the OTC Pink tier is not an established trading market for purposes of satisfying Item 501(b)(3) of Regulation S-K.  The Amended Registration Statement has been revised accordingly and, in addition to the cover page, includes the statements in the following sections of the prospectus, without limitations: (a) Summary of the Offering; (b) Determination of Offering Price, and (c) Plan of Distribution, specifying that the Selling Stockholders will sell their shares at a fixed price until the shares are quoted on the OTC Bulletin Board, the OTCQX or the OTCQB tiers of OTC Markets or listed on a securities exchange.

500 Fifth Ave, Suite# 938, New York, NY 10110

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212

   NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com

United States Securities and Exchange Commission

July 22, 2021

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amended Registration Statement.

The Company and its management are aware of their responsibility for the accuracy and adequacy of their disclosures in all filings with the Commission, notwithstanding any review, comments, action or absence of action by the staff.

We hope the foregoing adequately addresses the comments of the Commission. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely,

THE CRONE LAW GROUP

/s/ Mark E. Crone

Mark E. Crone

Partner

cc: Jeffrey J. Guzy

500 Fifth Ave, Suite# 938, New York, NY 10110

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212

   NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com